Filed Pursuant to Rule 424(b)(3)
Registration No. 333-171022

PROSPECTUS

$125,000,000

NEUROCRINE BIOSCIENCES, INC.

Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol “NBIX.” On December 28, 2010, the last reported sale price of our common stock on the Nasdaq Global Select Market was $7.85 per share.

This prospectus and the accompanying prospectus supplement will allow us to sell shares of our common stock over time in one or more offerings, with an aggregate offering price of up to $125,000,000. Each time we offer shares of our common stock, we will provide you with a supplement to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with an offering. You should read this prospectus, the information incorporated by reference in this prospectus, any prospectus supplement and any related free writing prospectus carefully before you invest.

Investing in our common stock involves a high degree of risk. See “Risk Factors ” on page 3 of this prospectus and as updated in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus.

This prospectus may not be used to offer or sell any common stock unless accompanied by a prospectus supplement.

The common stock may be sold by us to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any common stock with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such common stock and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 29, 2010.

You should rely only on the information contained in or incorporated by reference into this prospectus, any applicable prospectus supplement and any related free writing prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus, any applicable prospectus supplement and any related free writing prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus, any applicable prospectus supplement, any related free writing prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Under this shelf registration statement, we may sell shares of our common stock in one or more offerings up to a total dollar amount of $125,000,000. This prospectus provides you with a general description of the common stock we may offer. Each time we sell any of our common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you in connection with that offering. We may also add, update or change in a prospectus supplement or a related free writing prospectus any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with any applicable prospectus supplement, any related free writing prospectus and the documents incorporated by reference into this prospectus, include all material information relating to this offering. You should carefully read both this prospectus, any applicable prospectus supplement and any related free writing prospectus together with the additional information described under “Where You Can Find More Information” before buying common stock in this offering.

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SUMMARY

To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus, the prospectus supplement and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements incorporated by reference in this prospectus. Reference to “we,” “us,” “our,” “our company,” “the Company,” and “Neurocrine” refers to Neurocrine Biosciences, Inc. and our subsidiaries, unless the context requires otherwise.

NEUROCRINE BIOSCIENCES, INC.

Company Overview

We discover, develop and intend to commercialize drugs for the treatment of neurological and endocrine-related diseases and disorders. Our product candidates address some of the largest pharmaceutical markets in the world, including endometriosis, anxiety, depression, pain, diabetes, irritable bowel syndrome, insomnia and other neurological and endocrine-related diseases and disorders. We currently have eight programs in various stages of research and development, including six programs in clinical development. While we independently develop many of our own product candidates, we are in collaborations with pharmaceutical companies for four of our programs. Our lead clinical development program, elagolix, is a drug candidate for the treatment of endometriosis.

Our Product Pipeline

The following table summarizes our most advanced product candidates currently in clinical development, those currently in research, and those subject to regulatory review:

Program	Target Indication(s)	Status	Commercial Rights
Products in clinical development:
Elagolix	Endometriosis	Phase II	Abbott International/ Neurocrine

CRF1 Antagonist (561679)	Mood Disorders	Phase II	GlaxoSmithKline/ Neurocrine

CRF2 Peptide Agonist — urocortin 2	Cardiovascular	Phase II	Neurocrine

CRF1 Antagonist (586529)	Mood Disorders, Irritable Bowel Syndrome	Phase I	GlaxoSmithKline/ Neurocrine

Vesicular Monoamine Transporter 2 Inhibitor (VMAT2)	Movement Disorders	Phase II	Neurocrine

Elagolix	Uterine Fibroids Men’s and Women’s Health	Phase I	Abbott International/ Neurocrine

Research programs:
GPR-119	Type II Diabetes	Research	Boehringer Ingelheim/ Neurocrine

Antiepileptic Drugs	Epilepsy, Bipolar Disorder	Research	Neurocrine

Program	Target Indication(s)	Status	Commercial Rights

GnRH Antagonists	Hormone Dependent Diseases, Oncology	Research	Abbott International/ Neurocrine

Anticonvulsants	Epilepsy, Essential Tremor, Pain	Research	Neurocrine

GPCR	Other Conditions	Research	Neurocrine

Products subject to regulatory review:
Indiplon 5mg and 10mg capsules	Insomnia	FDA has deemed approvable	Neurocrine/Dainippon Sumitomo Pharma Co.

Indiplon 15mg tablets	Insomnia	FDA has deemed not approvable	Neurocrine

“Phase II” indicates that we or our collaborators are conducting clinical trials on groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety.

“Phase I” indicates that we or our collaborators are conducting clinical trials with a smaller number of subjects to determine early safety profile, maximally tolerated dose and pharmacological properties of the product in human volunteers.

“Research” indicates identification and evaluation of compound(s) in laboratory and preclinical models.

“CRF1 and CRF2” refer to two CRF receptor subtypes.

Corporate Information

We were originally incorporated in California in January 1992 and were reincorporated in Delaware in May 1996. Our principal executive offices are located at 12780 El Camino Real, San Diego, California 92130. Our telephone number is (858) 617-7600. Our website is www.neurocrine.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus and should not be considered part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you make a decision to invest in our common stock, you should consider carefully the risks described in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the SEC on February 8, 2010, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, as filed with the SEC on April 29, 2010, July 29, 2010 and October 29, 2010, respectively, each of which is incorporated herein by reference in its entirety, as well as any amendment or update thereto reflected in subsequent filings with the SEC and any information in this prospectus or any accompanying prospectus supplement. If any of these risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference herein, and any applicable prospectus supplement including the documents we incorporate by reference therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Exchange Act that involve a number of risks and uncertainties. Although our forward-looking statements reflect the good faith judgment of our management, these statements can only be based on facts and factors currently known by us. Consequently, these forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements.

Forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “hopes,” “may,” “will,” “plan,” “intends,” “estimates,” “could,” “should,” “would,” “continue,” “seeks,” “pro forma,” or “anticipates,” or other similar words (including their use in the negative), or by discussions of future matters such as the development of new products, technology enhancements, possible collaborations, possible changes in legislation and other statements that are not historical. These statements include but are not limited to statements under the captions “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections incorporated by reference from our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, as well as our other filings with the SEC. You should be aware that the occurrence of any of the events discussed under the heading “Risk Factors” above and in any applicable prospectus supplement and any documents incorporated by reference herein or therein could substantially harm our business, results of operations and financial condition and that if any of these events occurs, the trading price of our common stock could decline and you could lose all or a part of the value of your common stock.

The cautionary statements made in this prospectus are intended to be applicable to all related forward-looking statements wherever they may appear in this prospectus or in any prospectus supplement or any documents incorporated by reference herein or therein. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except as required by law, we assume no obligation to update our forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

Except as described in any prospectus supplement and any related free writing prospectus, we currently intend to use the net proceeds from the sale of our common stock under this prospectus for general corporate purposes, including the clinical and preclinical development of our drug candidates, research and development expenses, general and administrative expenses, manufacturing expenses, and potential acquisitions of companies and technologies that complement our business. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our restated certificate of incorporation, as amended, authorizes us to issue 110,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of November 30, 2010, approximately 54,872,407 shares of common stock were outstanding and no shares of preferred stock were outstanding.

The following summary describes the material terms of our capital stock. The description of capital stock is qualified by reference to our restated certificate of incorporation, as amended and our bylaws, as amended, which are incorporated by reference as exhibits into the registration statement of which this prospectus is a part.

Common Stock

Voting. Common stockholders are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval, and do not have cumulative voting rights.

Dividends and Other Distributions. Subject to any preferential rights of outstanding preferred stock, if any, holders of our common stock are entitled to share ratably in any dividends declared by our board of directors on the common stock and paid out of funds legally available for such dividends.

Distribution on Dissolution. Subject to any preferential rights of outstanding preferred stock, if any, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in any assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other Rights. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock. There are no redemption rights or sinking fund provisions applicable to our common stock.

Preferred Stock

We currently have no outstanding shares of preferred stock. Under our restated certificate of incorporation, as amended, our board of directors is authorized to issue shares of our preferred stock from time to time, in one or more classes or series, without stockholder approval. Prior to the issuance of shares of each series, the board of directors is required by the Delaware General Corporation Law (DGCL), and our restated certificate of incorporation, as amended, to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation would fix for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including sinking fund provisions;

•	dividend rights and rates;

•	dissolution;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

Any future issuance of additional preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. Such an issuance could have the effect of decreasing the market price of the common stock. Such an issuance also could have the effect of delaying, deterring or preventing a change in control of us.

Anti-Takeover Provisions

Delaware Law. We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who either owns 15% or more of our outstanding voting stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of our outstanding voting stock. These restrictions do not apply if:

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before the date that the person became an “interested stockholder,” our board of directors approved either the “business combination” or the transaction which makes the person an “interested stockholder”;

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the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after the date that the person became an “interested stockholder,” the business combination is approved by (i) our board of directors and (ii) authorized at annual or special meeting of our stockholders by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the “interested stockholder.”

The statute could have the effect of delaying, deferring, or preventing a change in control.

Bylaw and Certificate of Incorporation Provisions. Our bylaws, as amended, provide that special meetings of our stockholders may be called by our board of directors, the chairman of our board of directors, our President or by one or more stockholders holding 10% of the votes entitled to be cast at that meeting. Our restated certificate of incorporation, as amended, (i) provides for a board comprised of three classes of directors with each class serving a staggered three-year term, (ii) authorizes our board of directors to issue preferred stock from time to time, in one or more classes or series, without stockholder approval, (iii) requires the approval of at least two-thirds of the outstanding voting stock to amend certain provisions of our restated certificate of incorporation, as amended, and our bylaws, as amended and (iv) does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in our restated certificate of incorporation, as amended, and bylaws, as amended, could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 59 Maiden Lane, New York, New York 10038.

Listing on the Nasdaq Global Select Market

Our common stock is listed on the Nasdaq Global Select Market under the symbol “NBIX.”

PLAN OF DISTRIBUTION

We may sell our common stock covered by this prospectus in any of three ways (or in any combination):

•	to or through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

We may distribute the common stock:

•	from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

Each time we offer and sell common stock, we will provide a prospectus supplement that will describe the method of distribution and set forth the terms of the offering of our common stock covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents;

•	the amounts of common stock underwritten or purchased by each of them;

•	the purchase price of the common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional common stock from us;

•	any underwriting discounts or commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	the public offering price of the common stock;

•	any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the common stock may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

Underwriters or dealers may offer and sell the offered common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters or dealers are used in the sale of any common stock, the common stock will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions described above. The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters or dealers. Generally, the underwriters’ or dealers’ obligations to purchase the common stock will be subject to certain conditions precedent. The underwriters or dealers will be obligated to purchase all of the common stock if they purchase any of the common stock, unless otherwise specified in the prospectus supplement. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement, naming the underwriter.

We may sell the common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the common stock and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market, if possible. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering. Stabilizing transactions permit bids to purchase the underlying security for the purpose of fixing the price of the security so long as the stabilizing bids do not exceed a specified maximum. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions.

Similar to other purchase transactions, an underwriter’s purchase to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the common stock. If such transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Cooley LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of common stock covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our annual report on Form 10-K for the year ended December 31, 2009 (filed on February 8, 2010), including all information incorporated by reference therein;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 (filed on April 29, 2010), June 30, 2010 (filed on July 29, 2010), and September 30, 2010 (filed on October 29, 2010);

•	our current reports on Form 8-K filed on February 3, 2010, February 9, 2010, March 10, 2010, March 16, 2010, May, 27, 2010, June 16, 2010, June 17, 2010 and August 10, 2010;

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the description of our common stock contained in our registration statement on Form 8-A, filed on April 3, 1996, including any amendment or reports filed for the purpose of updating such description; and

•	all filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Neurocrine Biosciences, Inc.

12780 El Camino Real

San Diego, CA 92130

(858) 617-7600

Attn: Investor Relations

This prospectus is part of a registration statement we filed with the SEC. That registration statement and the exhibits filed along with the registration statement contain more information about us. Because information about documents referred to in this prospectus is not always complete, you should read the full documents which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their website.

$125,000,000

COMMON STOCK

NEUROCRINE BIOSCIENCES, INC.

PROSPECTUS

December 29, 2010